Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

SiTime Corporation

Santa Clara, California

We hereby consent to the use in the Prospectus constituting a part of this Registration Statement of our report dated May 31, 2019, except for the effects of the reclassifications discussed in Note 1 to the consolidated financial statements, as to which the date is July 16, 2019 and except for the effect of the stock split described in Note 1 to the consolidated financial statements, as to which the date is October 23, 2019, relating to the consolidated financial statements of SiTime Corporation, which is contained in that Prospectus. Our report contains explanatory paragraphs regarding the Company’s ability to continue as a going concern and change in accounting principle related to revenue recognition.

We also consent to the reference to us under the caption “Experts” in the Prospectus.

/s/ BDO USA, LLP

San Jose, California

October 23, 2019